Exhibit 99.2

PainReform Ltd.

PROXY FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2024

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Ehud Geller, the Chairman of the Board of Directors and the Interim Chief Executive Officer of the Company, attorney, agent and proxy of the undersigned, with full power of substitution, to represent and to vote on behalf of the undersigned all the ordinary shares in PainReform Ltd. (the “Company”) which the undersigned is entitled to vote at the Annual General Meeting of Shareholders (the “Meeting”) to be held at the offices of the Company’s attorneys, Doron Tikotzky Kantor Gutman & Amit Gross, at 7 Metsada st., B.S.R Tower 4, Bnei Brak, Israel, on September 30, 2024 at 3:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders (the “Notice”) and Proxy Statement relating to the Meeting (“Proxy Statement”).

The undersigned acknowledges receipt of the Notice of the Annual l General Meeting of Shareholders and Proxy Statement of the Company relating to the Meeting. All terms that are not defined in this Proxy shall have the same meaning of such terms in the Notice and/or the Proxy Statement.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF
PAINREFORM LTD.

September 30, 2024 at 3:00 p.m. (Israel time)

Please date, sign and mail
your proxy card in the
envelope provided as soon
as possible.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” EACH OF THE PROPOSALS FOR THE MEETING

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.
PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-election of Augustine Lawlor our external Director to the Board of Directors, for a period of three (3) years, effective from September 1, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of re-election of Augustine Lawlor other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

2.	To approve the re-election of Dr. Ellen S. Baron, our external Director to the Board of Directors, for a period of three (3) years, effective from September 1, 2023.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of re-election of Dr. Ellen S. Baron other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

3.	To approve that Dr. Ehud Geller, our Chairman of the Board and Interim Chief Executive Officer, shall receive the equity remuneration as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Dr. Ehud Geller’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

4.
To approve that Prof. Eli Hazum, our Chief Technology Officer and executive member of the Board of Directors, shall receive the equity remuneration as described in the proxy statement as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	To approve that Mr. Effi Cohen Arazi, the non-executive member of the Board of Directors, shall receive the equity remuneration as described in the proxy statement as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6.	To approve that Mr. Augustine Lawlor, our external director, shall receive the equity remuneration as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Mr. Augustine Lawlor’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

7.	To approve that Dr. Ellen S. Baron, our external director, shall receive the equity remuneration as described in the proxy statement.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Are you a controlling shareholder of the Company, or do you have a personal interest in the approval of Dr. Ellen S. Baron’s equity remuneration other than a personal interest unrelated to relationships with a controlling shareholder of the Company? Please note: If you do not mark either Yes or No, your shares will not be voted for this proposal.

☐	YES	☐	NO

8.
To approve the re-appointment of Kesselman & Kesselman, Certified Public Accountants (Isr.), a member firm of PricewaterhouseCoopers International Limited, as the Company’s registered public accounting firm for the year ending December 31, 2024 and until the Company’s next annual general meeting of shareholders, and to authorize the audit committee to fix such accounting firm’s compensation.

☐	FOR	☐	AGAINST	☐	ABSTAIN

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

	Date: ________, 2024		Date_________, 2024
SIGNATURE		SIGNATURE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.